SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33556,812-14964

1WS Credit Income Fund and 1WS Capital Advisers, LLC

July 16, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and
23(c)(3) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to
section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment company to issue multiple classes of shares and to impose early
withdrawal charges ("EWCs"), early repurchase fees, and asset-based distribution fees and/or
service fees with respect to certain classes.

Applicants: 1WS Credit Income Fund (the "Initial Fund"), and 1WS Capital Advisors, LLC (the
"Adviser").

Filing Dates: The application was filed on October 12, 2018, and amended on May 3, 2019,
May 24, 2019, and June 17, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on August 10, 2019, and
should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for
lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state
the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

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matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 1WS Credit Income Fund, 299 Park Avenue, 25th Floor, New York, NY 10171; 1WS Capital Advisors, LLC, 299 Park Avenue, 25th Floor, New York, NY 10171.

FOR FURTHER INFORMATION CONTACT: Benjamin Kalish, Attorney-Adviser, at (202) 551-7361, or Aaron Gilbride, Branch Chief, at (202) 551-6906 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. The Initial Fund is a newly-formed Delaware statutory trust that is registered under the Act as a continuously offered, non-diversified, closed-end management investment company.

2. The Adviser, a Delaware limited liability company, will be registered as an investment adviser under the Investment Advisers Act of 1940. The Investment Adviser will serve as investment adviser to the Initial Fund.

3.   The applicants seek an order to permit the Funds (as defined below) to issue multiple classes of shares, each having its own fee and expense structure, and to impose EWCs, asset-based distribution and/or service fees with respect to certain classes.

4. Applicants request that the order also apply to any continuously-offered registered closed-end management investment company, existing now or in the future, for which the

Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and which operates as an interval fund pursuant to rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934, ("Exchange Act") (each, a "Future Fund" and together with the Initial Fund, the "Funds").[2]

5. The Initial Fund intends to make a continuous public offering of its shares upon a declaration of effectiveness of its registration statement. Applicants state that additional offerings by any Fund relying on the order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

6. If the requested relief is granted, the Initial Fund intends to continuously offer Institutional Class shares and Investor Class shares, with each class having its own fee and expense structure. Because of the different distribution and/or service fees, services, and any other class expenses that may be attributable to the Investor Class shares and Institutional Class shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other.

7. Applicants state that, from time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from the Investor Class shares and Institutional Class shares in the following respects: (i) the amount of fees permitted by different distribution plans and/or different service fee arrangements; (ii) voting rights with respect to a distribution and/or

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[1]   A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an applicant.

service plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution and/or service plan or in class expenses; (vi) sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

8. Applicants state that the Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5% and no more than 25%) at net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to rule 23c-3 under the Act. Each of the other Funds will likewise adopt fundamental investment policies and make periodic repurchase offers to its shareholders in compliance with rule 23c-3, or will provide periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Exchange Act.[3] Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund as of the selected record date.

9. Applicants represent that any asset-based service and distribution fees for each class of shares of the Funds will comply with the provisions of FINRA Rule 2341 ("FINRA Sales Charge Rule").[4] Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multiple class funds under Form N-1A.[5] As is required for open-end funds, each Fund will disclose its expenses in shareholder reports, and describe any arrangements that result in breakpoints in or elimination of sales loads in its prospectus.[6] In

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[3] Applicants submit that rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to rule 415 under the Securities Act of 1933, as amended.

[4] Any reference in the application to the FINRA Sales Charge Rule includes any successor or replacement to the FINRA Sales Charge Rule.

[5] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[6] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment

addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[7]

10. Each of the Funds will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to the Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

11. Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution and/or service plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Applicants state that each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

12. Applicants state that each Fund may impose an EWC on shares submitted for repurchase that have been held less than a specified period and may waive the EWC for certain categories of shareholders or transactions to be established from time to time. Applicants state that each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of

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Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[7] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the Act.

the EWC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act as if the Funds were open-end investment companies.

13.   Applicants state that shares of a Fund may be subject to an early repurchase fee ("Early Repurchase Fee") at a rate of no greater than 2% of the aggregate net asset value of a shareholder's shares repurchased by the Fund if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than 90 days. Any Early Repurchase Fees will apply equally to all classes of shares of a Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so consistently with the requirements of rule 22d-1 under the Act as if the Early Repurchase Fee were a contingent deferred sales load (defined below) and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. Applicants state that the Initial Funds do not intend to impose an Early Repurchase Fee.

14.   Each Fund that operates or will operate as an interval fund pursuant to rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, "Other Funds"). Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in rule 23c-3 under the Act. Any exchange option will comply with rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to rule 11a-3. In complying with rule 11a-3, each Fund will treat an EWC as if it were a

contingent deferred sales load.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(a)(2) of the Act provides that a closed-end investment company may not issue or sell a senior security that is a stock unless certain requirements are met. Applicants state that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of shares of the Funds may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the

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Funds to issue multiple classes of shares.

5.   Applicants submit that the proposed allocation of expenses relating to distribution

and voting rights is equitable and will not discriminate against any group or class of

shareholders. Applicants submit that the proposed arrangements would permit a Fund to

facilitate the distribution of its shares and provide investors with a broader choice of shareholder

services. Applicants assert that the proposed closed-end investment company multiple class

structure does not raise the concerns underlying section 18 of the Act to any greater degree than

open-end investment companies' multiple class structures that are permitted by rule 18f-3 under

the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it

were an open-end investment company.

Early Withdrawal Charges

1.   Section 23(c) of the Act provides, in relevant part, that no registered closed-end

investment company shall purchase securities of which it is the issuer, except: (a) on a securities

exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit

tenders given to all holders of securities of the class to be purchased; or (c) under such other

circumstances as the Commission may permit by rules and regulations or orders for the

protection of investors.

2.   Rule 23c-3 under the Act permits an interval fund to make repurchase offers of

between five and twenty-five percent of its outstanding shares at net asset value at periodic

intervals pursuant to a fundamental policy of the interval fund. rule 23c-3(b)(1) under the Act

permits an interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed

two percent of the proceeds, that is paid to the interval fund and is reasonably intended to

compensate the fund for expenses directly related to the repurchase. A Fund will not impose a

repurchase fee on investors who purchase and tender their shares.

3.   Section 23(c)(3) provides that the Commission may issue an order that would

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permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4.   Applicants request relief under section 6(c), discussed above, and section 23(c)(3) from rule 23c-3 to the extent necessary for the Funds to impose EWCs on shares of the Funds submitted for repurchase that have been held for less than a specified period.

5.   Applicants state that the EWCs they intend to impose are functionally similar to contingent deferred sales loads imposed by open-end investment companies under rule 6c-10 under the Act. Rule 6c-10 permits open-end investment companies to impose contingent deferred sales loads, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of contingent deferred sales loads where there are adequate safeguards for the investor and state that the same policy considerations support imposition of EWCs in the interval fund context. In addition, applicants state that EWCs may be necessary for the distributor to recover distribution costs. Applicants represent that any EWC imposed by the Funds will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Funds will disclose EWCs in accordance with the requirements of Form N-1A concerning contingent deferred sales loads.

Asset-based Distribution and/or Service Fees

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of

the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to the extent necessary to permit the Fund to pay asset-based distribution and/or service fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies, which they believe will resolve any concerns that might arise in connection with a Fund's financing the distribution of its shares through asset- based distribution and/or service fees.

For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent with the protection of investors and will insure that applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Finally, applicants state that the Funds' imposition of asset-based distribution and/or service fees is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time,

as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

      For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary